RECEIVED
2006 JUL 24 P 2:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

File N° 82-4944

06015421

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

July 20, 2006

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP, Investor Relations

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

Encl.: H1 2006 Revenue

ESSILOR

COMMUNIQUE

Chiffre d'affaires du 1er semestre 2006
+ 8,7 % en base homogène

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5 laboratoires de prescription
rejoignent le groupe aux Etats-Unis

Charenton-le-Pont (20 juillet 2006) – Au 30 juin, le chiffre d'affaires consolidé d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er semestre 2006**	1er semestre 2005	**Variation publiée**	**Croissance organique (*)**
Chiffre d'affaires consolidé	**1 361,8**	1 182,8	**+15,1 %**	**+ 8,7 %**

(*) à structure et taux de change comparables.

Dans un environnement globalement porteur pour l'industrie des verres ophtalmiques, Essilor a bénéficié d'une forte demande pour ses verres à valeur ajoutée et pour ses nouveaux produits, notamment Varilux Physio®, le verre progressif généraliste lancé mondialement au cours des six premiers mois de l'exercice.

Ainsi, **la croissance organique,** très forte au 1er trimestre (+ 11,5 %), est restée soutenue au 2ème trimestre avec une progression des ventes de 6,1 %, et ce malgré une base de comparaison élevée avec le 2ème trimestre 2005 (+ 8,1 %).

L'effet de périmètre (+ 3,7 %) comprend les acquisitions effectuées en 2005 ainsi que les premières acquisitions de 2006, notamment plusieurs laboratoires de prescription aux Etats-Unis et les prises de participations dans les groupes GKB en Inde et Polylite à Taiwan.

L'effet de change reste positif mais se réduit de manière significative pour atteindre + 2,7 % au 30 juin 2006 en raison de la remontée de l'euro face aux principales monnaies dont le dollar américain.

ESSILOR

Chiffre d'affaires par région

En millions d'euros	**1er semestre 2006**	1er semestre 2005	Variation publiée	Croissance organique (*)
Europe	***606,3***	*563,2*	*+ 7,6 %*	*+ 6,2 %*
Amérique du Nord	***595,4***	*490,4*	*+ 21,4 %*	*+ 10,8 %*
Asie-Océanie	***116,9***	*95,0*	*+ 23,0 %*	*+ 13,3 %*
Amérique latine	***43,2***	*34,2*	*+ 26,4 %*	*+ 5,8 %*

(*) à structure et taux de change comparables.

- Après un très bon premier trimestre, l'Europe a connu une croissance plus modérée au 2ème trimestre avec une augmentation de ses ventes de 2,9 % en base homogène (à comparer avec 7,5 % au 2ème trimestre 2005).
- L'Amérique du Nord continue de progresser de façon très dynamique dans l'ensemble de ses réseaux (croissance organique : + 9,3 % au 2ème trimestre).
- L'Asie-Océanie reste très bien orientée (croissance organique : + 12,4 % au 2ème trimestre)
- L'Amérique latine a eu un semestre contrasté avec un fort début d'année suivi d'un 2ème trimestre (- 3,4 % en base homogène) marqué par une base de comparaison très défavorable au Brésil. L'activité est restée élevée en Argentine.

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5 laboratoires de prescription rejoignent le groupe aux Etats-Unis

Dans le cadre de sa politique de croissance externe, Essilor a récemment fait l'acquisition des laboratoires de prescription suivants :

- Future Optics, Inc. à Largo, Floride.
- Ozarks Optical Laboratories, Inc. à Springfield, Missouri.
- Precision Optical Laboratory, Inc. à Gallaway, Tennessee.
- Precision Optical Laboratory, Inc. à Hartford, Connecticut.
- Homer Optical Company, Inc., le 12ème laboratoire américain indépendant[1]. Cette société détient quatre laboratoires de prescription situés dans le Maryland, en Pennsylvanie, en Virginie et dans l'Etat de New York.

Ces cinq sociétés apportent un chiffre d'affaires total d'environ 30 millions de dollars.
Au total, depuis le 1er janvier, le groupe a réalisé 15 opérations de croissance externe représentant un chiffre d'affaires en année pleine de 51 millions d'euros.

[1] *Selon Vision Monday – Edition du 21 novembre 2005.*

Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 72 26 06 12

Elle sera retransmise en différé et accessible sur internet par le lien suivant :
http://hosting.3sens.com/Essilor/20060720-5F96AB45/fr

Prochain rendez-vous

Les résultats du 1er semestre 2006 seront publiés le 7 septembre 2006.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16

ESSILOR

NEWS RELEASE

First-Half 2006 Revenue:
Up 8.7% Like-For-Like

Five Prescription Lens Laboratories
Join Essilor in the United States

Charenton-le-Pont, France (July 20, 2006) – Essilor, the world leader in ophthalmic optics, today announced its consolidated revenue for the six months ended June 30, 2006:

€ millions	**1st half 2006**	1st half 2005	**% change as reported**	**Like-for-like change***
Consolidated revenue	**1,361.8**	1,182.8	**+15.1%**	**+8.7%**

(*) Based on a comparable scope of consolidation and at constant exchange rates.

In a generally buoyant environment for the ophthalmic lens industry, Essilor enjoyed sustained demand for its high value-added lenses and its new products, led by Varilux Physio®, the new progressive lens which was introduced worldwide during the first six months of the year.

Organic growth was strong throughout the period, with revenue up by 11.5% like-for-like in the first quarter and by a very respectable 6.1% in the second quarter, despite the high basis of comparison created by the 8.1% increase in the year-earlier period.

Changes in the scope of consolidation boosted reported revenue by **3.7%,** reflecting the contributions of the businesses acquired in 2005 as well as of the first acquisitions made in 2006, which included several prescription lens laboratories in the United States and stakes in India's GKB Group and in the Taiwan-based Polylite Group.

The currency effect remained positive, at 2.7%; however, the impact was significantly lower than in first-half 2005 due to the strengthening of the euro against the US dollar and the Company's other main currencies.

ESSILOR

Revenue by geographical segment:

€ millions	**1st half 2006**	1st half 2005	% change as reported	Like-for-like change*
Europe	***606.3***	*563.2*	*+7.6%*	*+6.2%*
North America	***595.4***	*490.4*	*+21.4%*	*+10.8%*
Asia-Pacific	***116.9***	*95.0*	*+23.0%*	*+13.3%*
Latin America	***43.2***	*34.2*	*+26.4%*	*+5.8%*

(*) Based on a comparable scope of consolidation and at constant exchange rates.

- After a very good first quarter, growth in Europe slowed to 2.9% like-for-like in the second quarter compared with 7.5% in the same period of 2005.
- In North America, growth remained strong across all networks, with revenue up 9.3% like-for-like in the second quarter.
- Asia-Pacific turned in another good performance, with second quarter revenue up 12.4% like-for-like.
- In Latin America, after a very good start to the year revenue for the second quarter contracted 3.4% like-for-like, partly reflecting a very high basis of comparison in Brazil. Revenue in Argentina remained high.

Five US-based prescription lens laboratories have joined Essilor

As part of its external growth strategy, Essilor acquired several prescription lens laboratories during the period:

- Future Optics, Inc. based in Largo, Florida.
- Ozarks Optical Laboratories, Inc. based in Springfield, Missouri.
- Precision Optical Laboratory, Inc. based in Gallaway, Tennessee.
- Precision Optical Laboratory, Inc. based in Hartford, Connecticut.
- Homer Optical Company, Inc., the twelfth largest independent laboratory[1] in the United States, and owner of four prescription lens laboratories in Maryland, Pennsylvania, Virginia and New York State.

Together, these five companies represent total revenue of some $30 million.
In all, Essilor has acquired 15 companies since January 1, representing full-year revenue of €51 million.

[1]According to Vision Monday November 21, 2005 edition.

A conference call will be held today at 10:00 a.m. Paris time.

The number to dial is: +44 (0)161 601 89 20

ESSILOR

The conference will be available for later listening at:
http://hosting.3sens.com/Essilor/20060720-5F96AB45/en

Next financial announcement

First-half earnings will be released on September 7.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communication

Véronique Gillet

Phone: +33 (0) 1 49 77 42 16